JONES & HALEY, P.C.
ATTORNEYS AT LAW

750 HAMMOND DRIVE
SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328
Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
Email: jones@corplaw.net		Facsimile 770-804-8004

October 18, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC  20549

Attn:  Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”)
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

The purpose of this amendment is to change the following on the cover page of the Registration Statement:

"If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒"

The Company inadvertently marked the above field on the cover page as yes and it should have been marked as no.  No other changes were made except for various dates to accommodate the revised filing.

 If you have any questions on these matters or if you need additional clarification of the issues, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: Jeffrey Chau